SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  Capital Trust
                                (Name of Issuer)


     Class A Common Shares of Beneficial Interest, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                    140920109
                                 (CUSIP Number)

                               Stanley M. Stevens
                               Chief Legal Counsel
                         Equity Office Properties Trust
                      Two North Riverside Plaza, Suite 2200
                                Chicago, IL 60606
                                 (312) 466-3300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 1998
             (Date of Event which Requires Filing of this Statement)





        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1
                   (b)(3) or (4), check the following box [__]


                                 (Page 1 of 12)
                        Exhibit Index Appears on Page 12

CUSIP No.     140920109                 13D                        Page 2 of 12
              ---------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             EOP Operating Limited Partnership      FEIN: 36-4156801
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /  /
                                                                      (b)  / X /
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               /  /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER

 NUMBER OF                              4,273,500 (1)
    SHARES                 8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  0
     EACH                  9.       SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                           4,273,500 (1)

                           10.      SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,273,500 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            /  /
         CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.0% (1)(2)(3)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------
(1) Consists of 4,273,500 shares which EOP Operating Limited Partnership currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4 herein.

(2) Assuming issuance of an additional 4,273,500 shares upon conversion by EOP Operating Limited Partnership.

(3) Based upon 18,229,650 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998.

CUSIP 140920109                      SCHEDULE 13D

Item 1.  Security and Issuer.
         ------------------
         This Statement relates to the Class A Common Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), of Capital Trust, a California business trust (the "Issuer"), which has its principal executive offices at 605 Third Avenue, 26th Floor, New York, NY 10016.

Item 2.  Identity and Background.
         -----------------------
         (a-c) and (f) This Statement is being filed by EOP Operating Limited Partnership, a Delaware limited partnership ("EOP"). The managing general partner of EOP is Equity Office Properties Trust, a Maryland real estate investment trust (the "Trust"). Additional information concerning the Trust is set forth in Appendix A hereto.

         The Trust is a self-administered and self-managed equity real estate investment trust, principally engaged in the acquisition, development and management of office properties and parking facilities. All of the Trust's interests in its wholly-owned properties are held or controlled directly or indirectly by, and substantially all of its operations relating to these properties are conducted through, EOP. The business address of each of EOP and the Trust is Two North Riverside Plaza, Chicago, Illinois 60606.

         (d) and (e) Neither EOP nor the Trust, and to the best knowledge of EOP and the Trust none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Unless otherwise noted, all of the persons listed in Appendix A are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
        On July 28, 1998 (the "Closing Date"), pursuant to the Preferred Securities Purchase Agreement described in Item 4 below, EOP acquired 50,000 8.25% Step Up Convertible Trust Preferred Securities (Liquidation Amount $1,000 per Security) (the "Preferred Securities") of CT Convertible Trust I, a Delaware statutory business trust whose common securities are owned solely by the Issuer ("CT Trust"). The Preferred Securities are convertible into the Issuer's Common Shares as described in Item 4 below.

        The aggregate amount of funds used in acquiring the Preferred Securities was $48,500,000. All funds used in acquiring the Preferred Securities were obtained from EOP's pre-existing $1.0 billion unsecured revolving credit facility, which matures on May 29, 2001 (the "$1.0 Billion Credit Facility"). To obtain the $1.0 Billion Credit Facility, EOP paid a commitment fee of approximately $2.2 million which will be amortized over the term along with approximately $1.0 million of unamortized deferred financing costs on EOP's prior $600 million credit facility which will also be amortized over the term. The interest rate is based on EOP's investment grade credit rating on its unsecured debt and is currently LIBOR plus 60 basis points, and the facility fee is equal to .20% per annum. In addition, the $1.0 Billion Credit Facility provides for a competitive bid option, whereby the lenders participating in the $1.0 Billion Credit Facility bid on the interest rate to be charged.

CUSIP 140920109                      SCHEDULE 13D


Item 4.  Purpose of the Transaction.
         --------------------------
        In connection with the purchase by EOP and other Investors (defined below) of Preferred Securities, the Issuer granted to each Investor certain co-investment rights under a Co-Investment Agreement between the Issuer and each Investor (the "Co-Investment Agreement"). Under the Co-Investment Agreement, subject to certain limitations, if the Issuer determines in its sole discretion to obtain co-investors for any loan or other investment that the Issuer has or develops in the future, the Issuer will first offer the co-investment opportunity to the Investors. EOP will hold the purchased Preferred Securities, any Debentures (defined below) issued with respect thereof, and any Common Shares acquired upon the conversion of such Debentures and/or Preferred Securities, as an investment.

        On the Closing Date, the Issuer sponsored the formation of CT Trust, and filed the Declaration of Trust of CT Trust (the "Declaration") with the Secretary of State of Delaware. The Issuer subsequently purchased common securities of the newly-formed entity and, as a result, became the sole common equity owner of CT Trust.

        Pursuant to a Preferred Securities Purchase Agreement (the "Preferred Securities Agreement") among the Issuer, CT Trust, and each of EOP, Vornado Realty L.P. and Mellon Bank N.A., as trustee for certain pension trusts of General Motors Corporation (collectively, the "Investors"), CT Trust sold an aggregate of $150 million (in liquidation amount) of its Preferred Securities to the Investors, including $50 million (in liquidation amount) of Preferred Securities to EOP. Concurrently with the sale of the Preferred Securities, CT Trust used the net proceeds from such sale and the sale of its common securities, to purchase from the Issuer $154,650,000 of the Issuer's 8.25% Step Up Convertible Junior Subordinated Debentures (the "Debentures"), issued pursuant to an Indenture dated as of the Closing Date (the "Indenture") between the Issuer and Wilmington Trust Company (the "Trustee").

         Pursuant to the Declaration, the Preferred Securities are convertible into Common Shares of the Issuer as follows: At any time prior to the last business day before the Maturity Date (as defined in the Indenture), the Preferred Securities may be converted into Debentures on the basis of one Preferred Security for each $1,000 principal amount of Debentures, and the Debentures are immediately convertible into Common Shares at an initial rate of
85.47 Common Shares per $1,000 principal amount of Debentures, subject to adjustment to prevent dilution. In this manner, EOP may currently convert its $50 million (in liquidation amount) of Preferred Securities into 4,273,500 of the Issuer's Common Shares. Because EOP has the right to acquire the 4,273,500 Common Shares within 60 days, EOP is deemed to be the beneficial owner of those Common Shares pursuant to Rule 13d-3(d)(i), promulgated under the Securities Exchange Act of 1934, as amended.

         In a press release dated July 29, 1998, issued in connection with the transactions described above, the Issuer announced that "Steven Roth, Vornado's Chairman and CEO, and Thomas Dobrowski, Managing Director, Real Estate and Alternative Investments, [General Motors Investment Management Corp.], have been nominated to its Board of Trustees. Following their appointment, which is expected at the next regularly scheduled Board Meeting, the [Issuer's] Board will be comprised of ten members."

         Both the Declaration and the Indenture provide for rights of first offer in favor of the Issuer relating to the securities governed by each document. Accordingly, a holder may not sell or encumber any Preferred Securities or Debentures without first notifying the Issuer of its intention to transfer such securities, and thereafter may only take such action if the Issuer fails to irrevocably commit within ten days to purchase such securities on the terms specified in the holder's notice of intention to sell or encumber. Any sale of Preferred Securities or Debentures to a third party must be made within 90 days after expiration of the Issuer's right to purchase and for not less than 90% of the price set forth in the

CUSIP 140920109                      SCHEDULE 13D


notice to the Issuer. Notwithstanding the foregoing, the Issuer's right of first offer does not apply to EOP's sale or transfer of Preferred Securities or Debentures to affiliates of either EOP or the Trust. The Indenture also provides, subject to certain exceptions, that upon (a) an Event of Default under the Indenture, (b) a default by CT Trust with respect to payment or other obligations under the Preferred Guarantee or Common Guarantee (each discussed below) or (c) the election by CT Trust to defer payments of interest on Debentures in accordance with Article XI of the Indenture, the Issuer will be prohibited from (x) paying dividends or making other distributions on, or redeeming, purchasing or making liquidation payments with respect to, its capital stock and (y) paying interest, principal or premium on, or repaying, repurchasing, or redeeming any of the Issuer's debt securities raking pari passu with or junior to the Debentures or making any guarantee payments with respect to any guarantee by the Issuer of the debt securities of any of the Issuer's subsidiaries if such guarantee ranks pari passu with or junior in interest to the Debentures. Under the Indenture, the Issuer may redeem the Debentures in whole or in part (pro rata among the holders) on or after September 30, 2003 at a price equal to 100% of the Debentures' principal amount plus accrued and unpaid interest to the redemption date. Proceeds from any redemption must be used to redeem the Preferred Securities and any common securities of CT Trust. The Issuer also has the right under certain circumstances to either require conversion of the Preferred Securities into Debentures or redeem the Preferred Securities for cash upon any amendment, clarification or change in law which creates a material risk of (i) the imposition of certain taxes on, or impairment of the deductibility of, interest paid on the Debentures or (ii) CT Trust being deemed an investment company.

         On the Closing Date, the Issuer, EOP and the other Investors also entered into a Registration Rights Agreement dated as of the Closing Date (the "Registration Rights Agreement"). Subject to certain limitations, the Registration Rights Agreement grants to each Investor three demands for registration of the Issuer's Common Shares into which their Preferred Securities are convertible, and the other Investors may participate in each demand registration. The Investors agreed to a lock-up provision which prohibits them from selling any registrable Common Shares for a 90-day period beginning 30 days prior to the filing of an underwritten registration of securities for the account of the Issuer, provided that the Issuer may not impose this lock-up more than once each calendar year. In addition, the Investors obtained certain piggyback rights to sell their registrable Common Shares under specified registration statement forms in transactions which are not made pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended. The Issuer agreed to grant no further registration rights which could delay or limit registration of the Investor's registrable Common Shares, without the prior written consent of the affected Investors.

         In connection with the issuance of the Preferred Securities, the Issuer entered into a Preferred Securities Guarantee Agreement with Wilmington Trust Company on the Closing Date (the "Preferred Guarantee") for the benefit of the holders of such Preferred Securities. Under the Preferred Guarantee, the Issuer guarantees payment, to the extent not paid by CT Trust and to the extent that CT Trust has funds available therefor, of (a) accrued and unpaid distributions in respect of the Preferred Shares, (b) the redemption price, accrued and unpaid distributions to the date of redemption with respect to Preferred Securities called for redemption pursuant to the Declaration and (c) upon dissolution, winding-up or termination of CT Trust (other than in connection with a redemption of all Preferred Securities pursuant to the Declaration). The Preferred Guarantee also provides, subject to certain exceptions, that if (a) the Issuer is deferring Debenture interest payments, (b) the Issuer is in default with respect to payment or other obligations under the Preferred Guarantee or (c) an Event of Default under the Declaration is continuing, the Issuer is prohibited from (x) paying dividends or making other distributions on, or redeeming, purchasing or making liquidation payments with respect to, its capital stock and (y) paying interest, principal or premium on, or repaying, repurchasing or redeeming any debt securities of the

CUSIP 140920109                      SCHEDULE 13D


Issuer raking pari passu with or junior to the Debentures or making any payments with respect to any guarantee by the Issuer of the debt securities of any subsidiary of the Issuer if such guarantee ranks pari passu with or junior in interest to the Debentures.

         Similarly, the Issuer executed a Common Securities Guarantee Agreement on the Closing Date (the "Common Guarantee") for the benefit of the holder of common securities of CT Trust. The terms of the Common Guarantee are substantially the same as the Preferred Guarantee except that (a) the beneficiary is the holder of CT Trust's common securities, and (b) payments under the Common Guarantee are subordinated to the rights of the beneficiaries of the Preferred Guarantee.

        The Preferred Securities Purchase Agreement, Declaration, Indenture, Registration Rights Agreement and Preferred Guarantee (collectively, the "Incorporated Documents") are exhibits hereto and are incorporated herein by reference. The summaries contained in this Statement of certain provisions of each of the Incorporated Documents are not intended to be complete and are qualified in their entirety by reference to each respective document incorporated herein by reference.

        EOP intends to continue to review its investment in the Preferred Securities and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Issuer's Common Shares and other general market and investment conditions, may determine to acquire through conversion of the Preferred Securities, open market purchases or otherwise Common Shares of the Issuer, or may determine to sell the Preferred Securities or Common Shares, subject to the right of first offer contained in the Declaration with respect to the Preferred Securities.

        Except as disclosed herein, neither EOP nor the Trust, and to the best knowledge of EOP and the Trust none of the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest In Securities Of The Issuer.
         ------------------------------------
         (a) and (b) To the best knowledge of EOP, there are 18,229,650 Common Shares outstanding.1 As of the date hereof, the 50,000 Preferred Securities of CT Trust are convertible into 4,273,500 Common Shares, which represent approximately 19.0% of the Issuer' s Common Shares issued and outstanding.2 Upon conversion of the Preferred Securities as described above, EOP will have the sole power to vote or to direct the vote of the Common Shares acquired by it.

        Except for the beneficial ownership of Messrs. Zell, Callahan and Kincaid disclosed below, neither EOP nor the Trust, and to the best knowledge of EOP and the Trust none of the persons listed in Appendix A hereto, owns any Common Shares.

        Sam Zell shares the indirect power to vote or dispose of (i) 6,959,593 Common Shares and (ii) 12,267,658 9.5% Class A Cumulative Convertible Preferred Shares of Beneficial Interest, $1.00 par value per share, of the Issuer, convertible into 12,267,658 Common Shares. Mr. Zell's indirect beneficial ownership of these securities was originally reported on a Schedule 13D, dated July 15, 1997 and filed with the Securities and Exchange Commission on July 25, 1997, as amended by Amendments
---------
1    As reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended March 31, 1998.

2    This calculation includes in the number of outstanding shares the additional 4,272,500 Common Shares which will be issued to EOP upon its conversion of the Preferred Securities of CT Trust.

CUSIP 140920109                      SCHEDULE 13D


dated December 10, 1997 and June 17, 1998. In addition to such indirect beneficial ownership, Mr. Zell is one of eight Trustees of the Issuer. Timothy
H. Callahan and Richard D. Kincaid beneficially own 181,818 and 1,000 Common Shares, respectively.

         (c) During the last 60 days, the only transaction in the Common Shares effected by EOP, the Trust, or to the best knowledge of EOP and the Trust by any of the persons listed in Appendix A hereto, was the transaction which occurred on the Closing Date, as described herein.

         (d) No person other than EOP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by EOP.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings Or
         Relationships With Respect to Securities of the Issuer.
         ------------------------------------------------------
         Except for the matters described herein, EOP and the Trust, and to the best knowledge of EOP and the Trust the persons listed in Appendix A hereto, have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer. Sheli Z. Rosenberg is a Trustee of the Issuer.

Item 7.  Material To Be Filed As Exhibits
         --------------------------------
                  Exhibit 1      -     Preferred Securities Agreement*
                  Exhibit 2      -     Declaration*
                  Exhibit 3      -     Indenture*
                  Exhibit 4      -     Registration Rights Agreement*
                  Exhibit 5      -     Preferred Guarantee*

-----------
* Filed as an exhibit to the Report on Form 8-K of Capital Trust dated July 28, 1998, and incorporated herein by reference.

                                   APPENDIX A
                                  SCHEDULE 13D
                             CUSIP NUMBER 140920109

         Set forth herein please find information concerning the Executive Officers, Trustees and Principal Shareholders of the Trust, the managing general partner of, and holder of a majority of the partnership interests in, EOP. Such information sets forth the position held at the Trust and the present principal occupation or employment, if other than that held at the Trust, of the Trustees and Executive Officers of the Trust. Unless otherwise indicated, the principal business address of each of the Executive Officers and Trustees set forth below is Two North Riverside Plaza, Chicago, Illinois 60606.

                         Trustees and Executive Officers

         Samuel Zell is the Chairman of the Board of the Trust. Mr. Zell's present principal occupation is Chairman of the Board of Directors of Equity Group Investments, Inc. ("EGI"), an owner, manager and financier of real estate and corporations.

         Timothy H. Callahan is a Trustee, Chief Executive Officer and President of the Trust.

         Michael A. Steele is Chief Operating Officer and Executive Vice President--Real Estate Operations of the Trust.

         Richard D. Kincaid is Executive Vice President and Chief Financial Officer of Trust.

         Stanley M. Stevens is Executive Vice President, Chief Legal Counsel and Secretary of the Trust.

         Jeffrey L. Johnson is Chief Investment Officer and Senior Vice President--Investments of the Trust.

         Sheli Z. Rosenberg is a Trustee of the Trust. Ms. Rosenberg is Chief Executive Officer and President of EGI.

         Thomas E. Dobrowski is a Trustee of the Trust. Mr. Dobrowski is the managing director of real estate and alternative investments of General Motors Investment Management Corporation, an investment advisor to several pension funds of General Motors Corporation and its subsidiaries and to several other clients also controlled by GM. Mr. Dobrowski's principal business address is c/o General Motors Investment Management Corporation, 767 Fifth Avenue, New York, New York 10153.

         James D. Harper, Jr. is a Trustee of the Trust. Mr. Harper is president of JDH Realty Co., a real estate development and investment company and a co-managing partner in AH Development, S. E. and AH HA Investments, S. E., special limited partnerships formed to develop over 400 acres of land in Puerto Rico. Mr. Harper's principal business address is c/o J.D.H. Realty Co., 3250 Mary Street, Suite 206, Coconut Grove, Florida 33133.

         Jerry M. Reinsdorf is a Trustee of the Trust. Mr. Reinsdorf is the Chairman of the c/o Chicago White Sox baseball team, the Chairman of the Chicago Bulls basketball team, and a partner of Bojer Financial Ltd., a real estate investment company. Mr. Reinsdorf's principal business address is Chicago White Sox, 333 W. 35th Street, Chicago, Illinois 60616.

         William M. Goodyear is a Trustee of the Trust. Mr. Goodyear is Chairman of Bank of America, Illinois, the Midwest business development unit of BankAmerica Corporation, a commercial bank. Mr. Goodyear's principal business address is c/o Bank of America, Illinois, 231 S. LaSalle Street, Chicago, Illinois 60697.

         David K. McKown is a Trustee of the Trust. Mr. McKown is Group Executive of the Diversified Finance and Real Estate Lending Unit of BankBoston,
N. A., a commercial bank. Mr. McKown's principal business address is c/o BankBoston, N.A., 100 Federal Street, Boston, Massachusetts 02110.

         H. Jon Runstad is a Trustee of the Trust. Mr. Runstad is President and Chief Executive Officer of Wright Runstad & Company, a Seattle, Washington based owner, manager and developer of office buildings in the western United States. Mr. Runstad's principal business address is c/o Wright Runstad & Company, 1191 Second Avenue, Suite 2000, Seattle, Washington 98101-2933.

         Edwin N. Sidman is a Trustee of the Trust. Mr. Sidman is President of The Beacon Companies, a private company involved in real estate investment, development and management. Mr. Sidman's principal business address is c/o The Beacon Companies, Two Oliver Street, Boston, Massachusetts 02109.

         D.J.A. (Andre) de Bock is a Trustee of the Trust. Mr. de Bock is an independent business consultant. Mr. de Bock's principal business address is c/o ABP Investments, Oude Lindestraat 70, 6411 EJ Heerlen, The Netherlands. Mr. de Bock is a citizen of The Netherlands.


                       PRINCIPAL SHAREHOLDERS OF THE TRUST

         The following table sets forth information as of December 31, 1997 (except as otherwise noted), with respect to persons who were known by the Trust to be the beneficial owner of more than 5% of the Trust's outstanding common shares of beneficial interest ("Trust Common Shares") as of such date.


                                                                                     Number of Trust
                                                                                      Common Shares         Percentage of
                                                                                       Beneficially           all Trust
 Name and Address of Beneficial Owner                                                  Owned (1)          Common Shares (1)
 ------------------------------------                                               -----------------     -----------------
FMR Corp. (2)..................................................................         14,091,933              5.64%
82 Devonshire Street
Boston, MA 02109

State Street Bank & Trust Co., as trustee (3)..................................         14,480,472              5.79%
Master Trust Dept.
Solomon Willard Bldg., W5C
One Enterprise Drive
North Quincy, MA 02171

--------------

(1) The number of Trust Common Shares beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

(2) Pursuant to a Schedule 13G filed with the SEC, as of December 31, 1997, FMR Corp. ("FMR"), may have direct or indirect voting and/or investment discretion over these Trust Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. FMR is reporting the combined holdings of the entities for the purpose of administrative convenience.

(3) Pursuant to a Schedule 13G filed with the SEC, as of December 31, 1997, State Street Bank & Trust Co. ("State Street"), may have direct or indirect voting and/or investment discretion over these Trust Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. State Street is reporting the combined holdings of the entities for the purpose of administrative convenience.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED:  August 6, 1998


                                   EOP OPERATING LIMITED PARTNERSHIP
                                   By:  Equity Office Properties Trust, its
                                   managing general partner



                                   By:   /s/ Richard D. Kincaid
                                      -------------------------------------
                                        Name:  Richard D. Kincaid
                                        Title: Executive Vice President and
                                               Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit Number      Description
-------------       -----------


1                   Preferred Securities Purchase Agreement dated as of July 27, 1998*

2                   Declaration of Trust of CT Convertible Trust I, dated as of July 28, 1998*

3                   Indenture relating to the 8.25% Step Up Convertible
                    Junior Subordinated Debentures of Capital Trust, dated as of July 28, 1998*

4                   Registration Rights Agreement, dated as of July 28, 1998*

5                   Preferred Securities Guarantee Agreement, dated as of July 28, 1998*






------------
* Filed as an exhibit to the Report on Form 8-K of Capital Trust dated July 28, 1998, and incorporated herein by reference.